Exhibit 6.6

July 1, 2023

S. Duke Herrell, M.D.

3501 Hampton Avenue

Nashville, Tennessee 37215

Re: Employment by Virtuoso Surgical, Inc.

Dear Duke:

On behalf of the Board of Directors, it is my pleasure to formally offer you employment with Virtuoso Surgical, Inc. (the "Company"), effective July 1, 2023, as Chief Executive Officer and as Chief Medical Officer. This letter serves as a memorandum regarding the terms and conditions of your employment.

Terms and Scope of Employment

Your salary shall be $12,000.00 per month, payable (less tax withholdings) semi-monthly. This is a salaried position, with an expected work contribution of at least 30 hours per week, in light of your continuing responsibilities to Vanderbilt. Your allocation of time to the Company will be at your discretion.

You are entitled to one day of paid time off (whether for vacation, personal days, or sickness) for each month of service, which you can accumulate throughout each calendar year. At the end of each calendar year, any accumulated days of paid time off that are not used shall lapse, and they are not reimbursable in cash or any other consideration. Any additional days taken off, except for sickness, may result in a pro-rata reduction in pay. Additional days taken off for sickness shall be accounted for under the Family and Medical Leave Act of 1993.

You are not expected to work on federal holidays or weekends. In the event that you do work on a federal holiday or part of a weekend, or you work more than 30 hours in any given calendar week, you may accrue up to six additional days of comp paid time off in any given calendar year. As with regular paid time off, any accumulated days of comp paid time off that are not used are lost at the end of each calendar year, and they are not reimbursable in cash or any other consideration.

In light of the Company's funding by the NIH, you will be required to keep a log of your work hours and effort. You will remain a salaried employee, even though you are keeping track of your time for report to the NIH.

Your employment is "at will," meaning that you can cease working for the Company at any time that you choose, and the Company may terminate your employment at any time.

Intellectual Property

During the course of your employment by the Company, it is anticipated that you will create original works of authorship or invention that may constitute protectable intellectual property. Any works of authorship or invention, or any other protectable form of intellectual property, that you develop as part of your work for the Company shall be and remain the property of the Company to the fullest extent permissible by law.

Non-Disclosure of Confidential Information

During the course of your employment, it is anticipated that you will personally learn, and have personal access to, proprietary & confidential information related to the Company. It is anticipated that much of the information that you will have access to as part of your work for the Company includes confidential trade secrets. You agree to keep all confidential information learned or obtained through your work on behalf of the Company confidential, except as reasonably necessary for the fulfillment of your duties on behalf of the Company. Upon the cessation of your employment with the Company, you agree to return all Company-related information maintained in a tangible medium of expression, which was obtained or developed through your work on behalf of the Company, to the Company.

Non-Competition Agreement

In light of the confidential information that you will have access to as part of your work for the Company, you agree that you will not compete with the Company’s core business of developing and selling robotic rigid-endoscopic surgical tools in any capacity for a duration of one year after the cessation of your employment with the Company. Due to the global nature of surgical-device sales, the geographic area for this non-competition agreement shall be worldwide; to the extent that a court of competent jurisdiction determines that a one-year, world-wide limitation is not enforceable, you and the Company agree that the largest enforceable geographical or temporal limitation shall be enforced to the greatest extent permissible by law.

Medical Insurance

Because you will continue to receive medical benefits through Vanderbilt, the Company will not be providing medical insurance to you or your dependents.

Retirement Plan

The Company will pay 4% of your annual pay as an employee expressly for retirement savings, through the Company’s Simplified Employee Pension, at the end of each calendar year, assuming that you are employed as of December 31 of each year. This is not a match program, and it must be used for retirement saving through a SEP IRA. The Company will not manage or select the retirement plan or investments for you, and the payment will be made to the agent designated by you in one lump sum at the end of each calendar year.

If you have any questions or concerns regarding these terms, please let me know. The Board is excited about the opportunity to continue our work with you in this capacity.

VIRTUOSO SURGICAL, INC.

By:	__/s/ C. Mark Pickrell__________
C. Mark Pickrell
Its:	Chief Administrative Officer

Agreed to and Accepted By:

__/s/ S. Duke Herrell________________

S. Duke Herrell, M.D.

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